भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 21 2007
WASH, D.C. 209

[redacted],

07026151

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2007/

Date: August 17, 2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
POSTPONEMENT OF GENERAL MEETING OF SHAREHOLDERS OF THE BANK FOR ELECTION OF SHAREHOLDER DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/2206 dated the August 17, 2007 addressed to Bombay Stock Exchange alongwith a copy of Notice dated the 17th August , 2007.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2007/2206 Date: August 17, 2007

Dear Sir,

LISTING AGREEMENT
POSTPONEMENT OF GENERAL MEETING OF SHAREHOLDERS OF THE BANK FOR ELECTION OF SHAREHOLDER DIRECTORS

We refer to our letter no. CO/S&B/SKT/2007/1916 dated July 19, 2007 on the captioned matter.

Further, consequent upon transfer of entire RBI's shareholding to Govt. of India (GoI) on 29.06.2007, certain amendments are necessitated in the SBI General Regulations to enable GoI representative alongwith the other shareholders, eligible to vote, to be present in the General Meeting to meet the quorum requirement.

As such, it has been decided to postpone the election process till the relevant amendments are carried out and come into force. The new date for filing of nomination and the date of General Meeting will be advised separately.

We are enclosing copy of the notice being released for shareholders' information

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Enclosure: . a.a

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

FILE NO. SC 4524

State Bank of India

Notice to Shareholders

ELECTION OF SHAREHOLDERS' DIRECTORS

We draw your kind attention to our Notice dated 2nd July 2007, regarding the Election of Two Directors to the Central Board of the Bank, under the provisions of Section 19 (c) of State Bank of India Act, 1955.

It has now been decided to postpone the election process and the new date for filing of nomination and the date of the general meeting will be advised separately.

Central Office
Madame Cama Road
Mumbai 400 021

(O.P. BHATT)
CHAIRMAN

Date : 17.08.2007

END